[STARENT LETTERHEAD]

November 20, 2009

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention: Ajay Koduri

Re:	Starent Networks, Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-33511

Ladies and Gentlemen:

On behalf of Starent Networks, Corp. (the “Company”), I am writing in response to comments contained in the letter dated October 23, 2009 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ashraf Dahod, the Company’s President and Chief Executive Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Compensation Discussion and Analysis, page 17

1.	From the second paragraph on page 17 and the fourth paragraph on page 18, we note that you use peer group information to benchmark certain elements of your executive compensation program such as your NEOs’ base salaries. In future filings, please disclose all the constituent companies that are part of peer group information or surveys that are used to benchmark any elements of your executive compensation program. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company confirms that it intends to include such disclosure in any applicable future filings.

2.	In footnote (1) to the table on page 18, you disclose generally how you calculate the operating profit from your audited financial statements. However, in future filings, please disclose more specifically how this performance target or any other non-GAAP performance target is calculated from your audited financial statements. See Instruction 5 to Item 402(b). Here, please consider using a table so that investors may readily understand how any non-GAAP performance target is derived from your audited financial statements.

Response:	In response to the Staff’s comment, the Company confirms that it intends to include such disclosure in any applicable future filings.

3.	Further, in footnote (2) to the table on page 18, we note that you do not disclose your annual bookings performance target. Please explain how disclosure of a prior year’s performance target will cause you competitive harm.

Response:	According to Instruction 4 to Item 402(b) of Regulation S-K, the standard to apply in determining whether disclosure of the Company’s annual bookings performance target would cause competitive harm is the standard established in Exemption 4 of the Freedom of Information Act ( Exemption 4). One of the express purposes of Exemption 4 is to

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November 20, 2009

protect commercial or financial information of a company that is privileged or confidential, where disclosure of that information would cause substantial harm to the competitive position of the company from which the information was obtained. As previously disclosed in the Company’s proxy statement on Schedule 14A, filed on April 7, 2009, the Company believes that the bookings performance target and performance results, even for a prior year, represent confidential business information, the disclosure of which would result in competitive harm.

The Company utilizes bookings as one of its internal measures to determine whether it is achieving its corporate objectives; however, bookings is not a measure that may be reconciled to any financial measurement that is determined in accordance with generally accepted accounting principles and is not consistently defined across competing companies. The Company derives revenues from the sale of products and services to mobile operators and significant lead time is required to incorporate changes and enhancements into the operators’ networks. These lead times result in an extended sales and implementation cycle. In addition, the Company’s revenue recognition is subject to the software revenue recognition provisions of ASC 985-605-15 (SOP 97-2), which requires specific criteria to be met, including customer acceptance of particular deliverables that may be required for their specific network architecture. The long sales and implementation cycle and the revenue recognition provisions result in varying time frames over which bookings are converted to revenue. Therefore disclosure of bookings, especially in light of the relatively small number of global wireless carriers, would provide competitors with confidential strategic information that competitors could then use to harm the Company’s business. For example, a competitor could use this information in conjunction with required geographic based disclosures to make determinations of whether products or services have been delivered and, in turn, use this information to target the Company’s customers or alter their own strategy, thus causing the Company competitive harm.

Moreover, the disclosure of the Company’s historical annual bookings targets is unnecessary and could be potentially misleading to investors. The Company provides annual guidance with respect to its business outlook, which informs investors of the Company’s expected operating and financial performance. However, the Company does not provide retrospective or prospective information with respect to its bookings. Therefore, the disclosure of such information, even for historical periods, could provide stockholders and potential investors with misleading information and unrealistic expectations with respect to the Company’s financial performance and cause confusion among the investment community. The Company’s competitors could, in turn, use the information to make misleading statements and comparisons about the Company’s performance, which could hurt the Company’s competitive position.

For these reasons, the Company does not disclose current or prior period actual bookings in its public filings and believes disclosure of the prior year annual bookings performance target would be competitively harmful. The Company believes the requirements of Exemption 4 are satisfied with respect to annual bookings performance targets, and that disclosure of these targets is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

4.	In the second full paragraph on page 18, we note that you do not disclose the formula upon which Mr. Kahhale’s cash bonus was earned when the annual sales order bookings exceed the target amount for that

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November 20, 2009

performance metric. In future filings, without disclosing confidential information, please disclose the formula upon which Mr. Kahhale’s cash bonus is determined.

Response:	The Company has not disclosed the formula upon which Mr. Kahhale’s cash bonus was determined because providing such formula would allow the determination of bookings. Due to the reasons stated in the response to comment number three above, the Company believes disclosure of current or prior period actual bookings would cause competitive harm and, consequently, that disclosure of information that would allow competitors to determine its bookings, such as the formula for determining Mr. Kahhale’s bonus, would also cause competitive harm.

* * *

In responding to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone either the undersigned at (978) 863-3849 or Lia Der Marderosian of WilmerHale, the Company’s outside counsel, at (617) 526-6982.

Very truly yours,

/s/ Jonathan M. Moulton
Jonathan M. Moulton

cc:         Lia Der Marderosian, Esq. WilmerHale